

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 24, 2018

Via Email

Michael J. Choate
Proskauer Rose LLP
Three First National Plaza
70 West Madison
Suite 3800
Chicago, IL 60602-4342

> **Re: Inland Real Estate Income Trust, Inc.**
> **Schedule 14D-9 filed September 21, 2018**
> **SEC File No. 5-90632**

Dear Mr. Choate:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comment follows. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Item 4. The Solicitation or Recommendation

1. We note the disclosure on page 5 of the Schedule 14D-9 stating that on September 5, 2018, the Board authorized management to investigate converting the Company into a perpetual-life NAV REIT. Explain specifically why the Board believes this would

increase the long-term value of the Company and how and why it factored into the Board's decision to reject the Tender Offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about this comment.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions